Municipal Opportunities Trust

Shareholder meeting results (Unaudited)
April 28, 2017 annual meeting

At the meeting, a proposal to fix the number of Trustees at 12 was approved as follows:

Votes for        Votes against         Abstentions
31,492,811        586,914                1,431,506

At the meeting, the vote by common and preferred shareholders voting together as a single class on the election of 10 nominees as the Funds
Trustees was
as follows:


                     Votes for                Votes withheld
Liaquat Ahamed       32,601,122                     910,109
Ravi Akhoury         32,636,727                     874,504
Barbara M. Baumann   32,678,667                     832,564
Jameson A. Baxter    32,624,286                     886,945
Katinka Domotorffy   32,659,781                     851,450
Catharine Bond Hill  32,593,934                     917,297
Paul L. Joskow       32,413,937                   1,097,294
Kenneth R. Leibler   32,433,754                   1,077,477
Robert L. Reynolds   32,675,869                     835,362
Manoj P. Singh       32,545,535                     965,696



At the meeting, the vote on a shareholder proposal to request that the Board of Trustees afford the preferred shareholders a means to obtain liquidity for their shares was as follows:

Votes for          Votes against                Abstentions
5,290               33,505,941                        0


The meeting was adjourned with respect to the election of two Trustees to be voted on by the funds preferred shareholders voting as a separate class. As a result, the funds preferred shareholders will consider election of two Trustees when the annual meeting reconvenes.


All tabulations are rounded to the nearest whole number.